November 12, 2024

Sandeep Kulkarni, MD
President and Chief Executive Officer
Tourmaline Bio, Inc.
27 West 24th Street, Suite 702
New York, NY 10010

       Re: Tourmaline Bio, Inc.
           Registration Statement on Form S-3
           Filed November 7, 2024
           File No. 333-283078
Dear Sandeep Kulkarni MD:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Katherine Denby, Esq.